Exhibit 99.3

Management’s Discussion and Analysis of Financial Position and Operating Results

Following is management’s discussion and analysis (“MD&A”) of the results of operations and financial position for Cascades Inc. (“Cascades” or the “Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the years ended December 31, 2003 and 2002. For additional information, readers are referred to the Company’s Annual Information Form (“AIF”), which is published separately. Information contained herein includes any significant developments before February 25, 2004, the date of approval of the MD&A by the Board of Directors.

The MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities laws based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, changes in the relative values of certain currencies, fluctuations in selling prices, and adverse changes in general market and industry conditions.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars, unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Unless otherwise indicated or required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-gaap measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the supplemental information on non-gaap measures section.

FROM LEFT TO RIGHT: ANDRÉ BELZILE, VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

ALLAN HOGG, CORPORATE CONTROLLER AND TREASURER, SONIA TURCOTTE, CORPORATE ACTUARY

Management’s Discussion and Analysis of Financial Position and Operating Results

Overview

Cascades is a diversified producer of packaging products, tissue paper and fine papers with operations in Canada, the United States and Europe. The Company has leading market positions for many of its products in North America and is a leading producer of coated boxboard in Europe.

Although the Company believes that its products, markets and geographical diversification help to mitigate the adverse effects of industry conditions, the markets for some of its products are highly cyclical. These markets are heavily influenced by changes in the North American and global economies, industry capacity, and inventory levels maintained by customers, all of which affect selling prices and profitability.

In 2003, the Company achieved a satisfying performance despite difficult economic conditions. Sales decreased by 4% and operating income was more than 60% lower than in 2002. These declines are principally attributable to volume and net realization price decreases experienced in most of the Company’s operating sectors, reflecting difficult market conditions in North America and Europe. Overall business volumes, excluding volumes resulting from acquisitions completed in the last two years, were lower for most business sectors. The devaluation of the U.S. dollar affected the proceeds of export sales from Canada and Europe, further reducing Canadian dollar prices in the domestic market, and reflecting the reality of North American pricing for several of the Company’s product lines.

The following table shows the historical movement of average benchmark list prices for some of our key products:

Benchmark product	2003	2002	2001	2000	1999
Packaging (US$/short ton)
• Recycled boxboard-20-pt. clay coated	$653	$584	$595	$598	$535
• Linerboard-unbleached kraft, 42 lb.–Eastern U.S.	$421	$424	$444	$467	$401
Fine papers (US$/short ton)
• Uncoated fine paper-offset, 50 lb. rolls	$634	$692	$719	$756	$663
• Coated fine paper-No. 3 grade, 60 lb. rolls	$795	$767	$853	$958	$847

Source: Cascades based on industry sources

Recycled and virgin fibres are the primary raw materials used in the manufacture of the Company’s products and represent the largest cost of production. List prices for these raw materials have fluctuated considerably since 1999 and are heavily influenced by economic conditions and foreign demand. The following table shows the historical movement of benchmark list prices for some of the grades of recycled paper and virgin pulp that are used in the manufacturing process:

Benchmark product	2003	2002	2001	2000	1999
Recycled paper (US$/short ton)
Old corrugated containers	$60	$63	$34	$74	$65
Sorted office papers	$110	$99	$78	$141	$99
Virgin pulp (US$/metric tonne)
Northern bleached softwood kraft–Eastern U.S.	$553	$491	$558	$685	$541

Source: Cascades based on industry sources

Management’s Discussion and Analysis of Financial Position and Operating Results

Consolidated selected annual information

Years ended December 31, 2003, 2002 and 2001 (in millions of dollars, except amounts per share)	2003	2002	2001
Net sales	3,227	3,375	3,023
OIBD	250	424	380
OIBD/net sales	7.7%	12.6%	12.6%
Operating income	105	285	248
Net earnings	55	169	109
Basic net earnings per common share	$0.66	$2.07	$1.33
Diluted net earnings per common share	$0.66	$2.05	$1.33
Total assets	2,927	2,959	2,733
Total long-term debt	1,110	1,095	1,103
Common shares, dividends paid(1)	13	10	9
per share	$0.16	$0.12	$0.12

(1) In 2003 and 2002, the Company paid its dividends on a quarterly basis

Year ended December 31, 2003 compared to year ended December 31, 2002

Net sales  Net sales, which are sales less cost of delivery, decreased by $148 million, or 4%, to $3.2 billion for the year ended December 31, 2003, versus $3.4 billion for the same period in 2002.

Businesses acquired over the last two years contributed $155 million of net sales during the year ended December 31, 2003. The Tissue Group asset acquisition completed in June 2002 represented $59 million of the total contribution from new acquisitions. On October 1, 2003, the Company increased its participation in Dopaco, Inc. to 50%. This investment generated $55 million of net sales in 2003, as Dopaco’s results were proportionally consolidated as of that date.

Net selling prices were weaker in each of the Company’s operating sectors with the exception of the European Boxboard units, which benefited from an appreciation of the euro against the Canadian dollar in comparison to 2002. The depreciation of the U.S. dollar also had a direct impact on export prices and has contributed to reducing Canadian dollar prices in the domestic market, reflecting the reality of North American pricing for several of the Company’s product lines. Overall business volumes, excluding volumes resulting from acquisitions completed in the last two years, were lower for most business sectors, reflecting reduced economic activity.

Management’s Discussion and Analysis of Financial Position and Operating Results

Operating income before depreciation and amortization  The Company generated operating income before depreciation and amortization of $250 million for the year ended December 31, 2003, compared to $424 million for the same period in 2002, representing a 41% decrease. The operating margin decreased from 12.6% for the year ended December 31, 2002 to 7.7% for the corresponding period in 2003.

The most important factor accounting for the decrease in operating income before depreciation and amortization and margin is the volume and net realization price reduction experienced in most of the operating sectors. This is mainly due to difficult market conditions in North America and Europe and the strengthening of the Canadian dollar against the U.S. dollar, the average rate having increased by 12% in 2003. The monthly average list price for old corrugated containers (OCC), mostly used by our Containerboard Group, decreased by approximately 3% during the year. The monthly average list price for sorted office papers (SOP), primarily used by our Tissue and Boxboard Groups, was 11% higher, while the price of old newspapers (ONP), mainly used by our Boxboard Group and moulded pulp business, increased by 12% during the same period.

Natural gas costs were $8.13 per gigajoule during the year ended December 31, 2003, compared to $6.68 per gigajoule for the year ended December 31, 2002, representing a 22% increase. This increase in unit price affected operating income by approximately $22 million.

Cost of sales increased as a percentage of net sales because of increases in the cost of fibre and energy, which combined to lower net selling prices and sales volume. Also, due to generally lower shipments, the fixed portion of manufacturing costs was amortized over a smaller volume of units sold. For the same reasons, selling and administrative expenses increased slightly as a percentage of net sales.

Segmented analysis

Packaging Products  Net sales of the Packaging Products segment decreased by $29 million, or 1%, amounting to $1.9 billion for the year ended December 31, 2003, compared to $2 billion for the same period in 2002. Market-related downtime in all operating sectors and a general decrease in price levels were only partially offset by the additional contribution of new business acquired during the year.

Net sales for the Boxboard Group amounted to $954 million for the year ended December 31, 2003, compared to $958 million for the same period in 2002. Excluding Dopaco, Inc.’s contribution of $55 million, net sales decreased by $59 million, or 6%. Over the course of this period, shipments by primary mills increased by approximately 2% in North America, but decreased by approximately 7% in Europe. Weaker demand resulted in lower volumes in Europe, especially in recycled grades. The appreciation of the euro compared to the Canadian dollar mitigated the impact of lower volumes, explaining an increase of $27 million in net sales during the year ended December 31, 2003, compared to the same period in 2002.

Net sales for the Containerboard Group decreased by $30 million, or 5%, amounting to $578 million for the year ended December 31, 2003, compared to $608 million for the same period in 2002. The acquisition of the Schenectady, NY converting plant in April 2003 contributed $15 million in additional net sales in 2003. Containerboard shipments were relatively unchanged over the period, while shipments of corrugated products increased by 5%. During the year ended December 31, 2003, average net selling prices for containerboard decreased by 9%, while corrugated products selling prices decreased by 7% compared to the same period in 2002.

In order to balance inventories and production levels to customer demand, the Company took approximately 80,000 short tons of market-related downtime in the Boxboard Group and 40,000 short tons in the Containerboard Group during 2003, representing 8% and 5% of their respective capacity.

Net sales for the Specialty Products Group increased by $3 million, or 1%, to $458 million for the year ended December 31, 2003, compared to $455 million for the same period in 2002. Within this Group, the moulded pulp products business saw its contribution decrease by $18 million as a result of the sale of its retail egg carton activity in the third quarter of 2002. The building materials products business experienced a $9 million reduction in its net sales contribution, as a result of weak market conditions and a three-month work stoppage in one of its plants. Net sales of the kraft paper and uncoated board products businesses were also impacted

Management’s Discussion and Analysis of Financial Position and Operating Results

by the appreciation of the Canadian dollar compared to the U.S. dollar. These decreases were offset by a positive contribution of the paper mill packaging and plastics products businesses, representing $6 million of additional net sales. The marketable de-inked pulp units increased their contribution by $22 million, which is mostly attributable to the Greenfield S.A.S. 50% joint venture, established during the first quarter of 2003. On March 28, 2003, our groundwood de-inked pulp mill located in Cap-de-la-Madeleine, Québec was shut down indefinitely due to difficult market conditions.

Operating income before depreciation and amortization for the Packaging Products segment was $174 million for the year ended December 31, 2003, compared to $248 million for the same period in 2002, a 30% decrease. Higher energy and waste paper costs combined with lower selling prices and the strengthening of the Canadian dollar contributed to reduce the Packaging Products Group’s profit margins. The Boxboard Group was also affected by restructuring costs following a reduction of approximately 10% of its North American work force.

	Net sales		OIBD				Shipments				Average netselling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
Packaging	2003	2002	2003	% net sales	2002	% net sales	2003		2002		2003	2002
Boxboard
Manufacturing–
North America	251	259	14	5.6	28	10.8	363	st	356	st	691	728
Manufacturing–Europe	417	443	23	5.5	51	11.5	493	st	530	st	846	836
Converting	284	258	15	5.3	7	2.7
Others and eliminations	2	(2)	3	—	2	—
	954	958	55	5.8	88	9.2	856	st	886	st
Containerboard(1)
Manufacturing	312	346	18	5.8	47	13.6	721	st	724	st	433	478
Converting	457	468	52	11.4	50	10.7	6,699	msf	6,378	msf	68	73
Others and eliminations	(191)	(206)	11	—	9	—
	578	608	81	14.0	106	17.4

Specialty products	458	455	38	8.2	54	11.9
Eliminations	(38)	(40)	—	—	—	—
	1,952	1,981	174	8.9	248	12.5

(1) The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

Tissue Group  Net sales for the Tissue Group decreased by $38 million, or 6%, to $644 million for the year ended December 31, 2003, compared to $682 million for the same period in 2002. The assets acquired in the United States in June 2002 increased net sales by $59 million. Net selling prices were lower during the year ended December 31, 2003 in comparison to the corresponding period in 2002, as a result of the devaluation of the U.S. dollar relative to the Canadian dollar and a lower mix of converted products sold. The year ended December 31, 2003, excluding the June 2002 assets acquisition, saw a decrease of 6% in shipments. This resulted from increased competition following the start-up of new capacity in North America, largely in the away-from-home market. Market-related downtime during the year represented 16,000 short tons, or 3%, of total capacity.

Operating income before depreciation and amortization for the Tissue Group was $73 million for the year ended December 31, 2003, compared to $136 million a year ago, a 46% decrease. This Group was impacted by higher recycled paper and energy prices, a decrease in the average selling price and by expenses associated with the start-up of the assets acquired in June 2002. Selling, general and administrative expenses increased due to the restructuring of its U.S. sales force and the assets acquired in 2002.

Management’s Discussion and Analysis of Financial Position and Operating Results

	Net sales		OIBD				Shipments				Average net selling price
	(in millions dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
Tissue papers	2003	2002	2003	% net sales	2002	% net sales	2003		2002		2003	2002
Manufacturing	584	600	72	12.3	128	21.3	368	st	338	st	1,587	1,775
Distribution	83	106	1	1.2	8	7.5
Eliminations	(23)	(24)	—	—	—	—
	644	682	73	11.3	136	20.0

Fine Papers Group  Net sales for the Fine Papers Group decreased by $67 million, or 9%, to $703 million for the year ended December 31, 2003, compared to $770 million for the same period in 2002. The strengthening of the Canadian dollar against the U.S. dollar affected export and domestic prices for both coated and uncoated papers, with shipments decreasing by 11% when compared to 2002. On a non-inflation adjusted basis, prices for coated papers were close to a historical low and foreign competition, notably from Asia and Europe, remained strong. Market-related downtime during the year at both coated and uncoated mills represented 31,000 short tons, or 10% of total capacity. The distribution division, Cascades Resources, which contributed total sales of $409 million during the year, was able to maintain an adequate level of sales, as paper products represented a lower percentage of its product mix than in the past. Instead, the division focussed its efforts on graphic arts and industrial printing supplies.

Operating income before depreciation and amortization for the Fine Papers Group was $6 million for the year ended December 31, 2003, compared to $37 million for the same period in 2002. This operating segment experienced lower shipments and generally lower selling prices for both coated and uncoated papers, amplified by the depreciation of the U.S. dollar relative to the Canadian dollar. Operating income before depreciation and amortization was also impacted by higher fibre and energy prices. The rapid strengthening of the Canadian dollar against the U.S. dollar, combined with a difficult pricing environment, considerably reduced the operating profitability of the Thunder Bay coated paper mill. Management of the Fine Papers Group implemented a series of cost reduction initiatives at this mill at the end of 2003, including the reduction in its work force by approximately 8%.

	Net sales		OIBD				Shipments				Average net selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
Fine papers	2003	2002	2003	% net sales	2002	% net sales	2003		2002		2003	2002
Manufacturing	357	416	(5)	(1.4)	27	6.5	279	st	313	st	1,280	1,329
Distribution	409	419	11	2.7	10	2.4
Eliminations	(63)	(65)	—	—	—	—
	703	770	6	0.8	37	4.8

Depreciation and amortization  Depreciation and amortization increased to $145 million for the year ended December 31, 2003, from $139 million in the corresponding period of 2002, primarily as a result of recent business acquisitions.

Operating income  As a result of the above, operating income decreased 63% to $105 million compared to $285 million for the same period in 2002. Operating margin decreased from 8.4% in 2002 to 3.3% in 2003.

Interest expense  Interest expense increased by $11 million, to $83 million for the year ended December 31, 2003 compared to $72 million for the same period in 2002. This increase is mostly attributable to the refinancing of substantially all of the Company’s credit facilities, by substituting a portion of the Company’s floating rate debt with US$450 million of senior notes bearing a fixed rate of 7.25%. The Company also completed an additional financing of US$100 million 7.25% senior notes at a price of 104.50%, for an effective interest rate of 6.61%. Norampac, a joint venture, also refinanced its long-term debt in 2003 by issuing US$250 million of senior notes bearing a fixed rate of 6.75%.

Foreign exchange gain on long-term debt  The Company recorded a foreign exchange gain of $72 million on its own and its joint ventures’ U.S. denominated debts, as the Canadian dollar strengthened throughout the year. This gain had no cash impact on the Company’s liquidity.

Management’s Discussion and Analysis of Financial Position and Operating Results

Unusual losses (gains)  For the year ended December 31, 2003, the Company recorded unusual losses of $22 million, compared to an unusual loss of $4 million for the year ended December 31, 2002. Unusual items for the year ended December 31, 2003, consisted of:

•                  a loss of $8 million reflecting the premium paid for the early redemption of senior notes issued by a subsidiary, and a loss of $3 million resulting from the write-off of the deferred financing costs associated with the long-term debt that were refinanced or redeemed;

•                  a loss of $7 million reflecting the Company’s 50% share of the premium paid for the early redemption of CAN$100 million and US$150 million senior notes issued by Norampac, a joint venture company, and a loss of $3 million resulting in the write-off of the deferred financing costs associated with the long-term debt that were refinanced or redeemed; and

•                  a loss of $1 million resulting from the penalty paid on the early redemption of another fixed rate long-term debt.  Unusual items for the year ended December 31, 2002 consisted of:

•                  a gain of $1 million resulting from the dilution of an investment in a significantly influenced company;

•                  a loss of $11 million reflecting expenses related to business closures and a loss on a business disposal in the Packaging Products segment; and

•                  a gain of $6 million resulting from the reduction of a fine imposed in 1994 by the Court of First Instance of the European Communities.

Provision for income taxes  The income tax provision for the year ended December 31, 2003 amounted to $14 million, representing an effective tax rate of 19%. Excluding the impact of unusual losses and the foreign exchange gain on U.S.-denominated debt, the tax rate would have been 57%. This effective rate is higher than the statutory rate mainly due to the impact of operating losses incurred by certain subsidiaries during the year ended December 31, 2003, for which tax benefits were not recognized, as well as an increase in the tax rate announced by the province of Ontario in the fourth quarter of 2003.

Net earnings  As a result of the foregoing factors, net earnings decreased by $114 million, or 67%, to $55 million, or $0.66 per share, for the year ended December 31, 2003, versus $169 million, or $2.07 per share, for the same period in 2002. Results for the year ended December 31, 2003 include unusual after-tax losses of $19 million, or $0.23 per share, and an after-tax foreign exchange gain on U.S.-denominated debt of $63 million, or $0.77 per share. Results for the year ended December 31, 2002 include unusual after-tax gains of $16 million, or $0.20 per share, including the Company’s share of a gain realized by Boralex Inc., an affiliated company.

Liquidity and capital resources

Cash flows from operations  Cash flows from operations totalled $140 million for the year ended December 31, 2003, compared to $325 million for the same period in 2002. This reduction is primarily due to a decrease in profitability and uses of liquidity to fund working capital requirements.

Changes in non-cash working capital components amounted to a use of funds of $26 million for the year ended December 31, 2003. Difficult economic conditions combined with a slowdown in business activities constitute the main reasons for this increase in working capital. The Company also increased its recycled papers and pulp inventory to manage the pricing volatility of these raw materials. One of our subsidiaries also ended its accounts receivable securitization program during the year, accounting for approximately $11 million of the increase.

Investment activities  For the year ended December 31, 2003, investment activities required total cash resources of $166 million. The Company invested $122 million in property, plant and equipment. The major investments in property, plant and equipment were: $5 million to upgrade the Boxboard Group’s machine #3 in Larochette, France, part of a €10-million project to be completed in 2004; $5 million, representing our share of Norampac’s capital investment in a flexo press in Vaughan, a bark boiler in Cabano, and a wastewater treatment upgrade in Mississauga; $5 million to install a new Yankee dryer in Kingsey Falls, as well as an upgrade to the Tissue Group’s Oregon paper machine.

Management’s Discussion and Analysis of Financial Position and Operating Results

The Company also invested $13 million in other assets, namely $3 million to increase its participation in Boralex Inc., an affiliated company, from 40% to 43%; and an amount of $3 million towards an advance to Scierie P.H. Lemay ltée, prior to its acquisition.

The Company also invested $31 million in new businesses during the year:

•                  $1 million to acquire a 50% share of a French de-inked pulp mill in the Specialty Products Group;

•                  $10 million (US$7 million), representing its 50% share of the cash portion of a U.S. corrugated container plant acquired by Norampac, a joint venture company;

•                  $17 million (US$12 million) to increase the Company’s participation, from 40% to 50%, in Dopaco, Inc., a North American leader in packaging for the quick-service restaurant industry; and

•                  $3 million to complete the acquisition of all outstanding shares in Scierie P.H. Lemay ltée, a Canadian sawmill and a planing plant. Prior to this transaction, the Company held a 50% interest in this company.

Financing activities  On February 5, 2003, the Company completed a series of transactions to substantially refinance all of its credit facilities, excluding those of its joint ventures. First, the Company secured a new four-year revolving credit facility for CAN$500 million. The obligations under this facility are secured by all inventory and receivables of the Company and its North American subsidiaries, excluding its joint ventures, and by the property, plant and equipment of three of its mills. In addition, the Company issued new unsecured 7.25% senior notes, maturing in 2013, for an aggregate amount of US$450 million. The net proceeds of these two transactions were used to repay existing credit facilities for an amount of approximately $695 million. The Company also redeemed US$125 million 8.375% senior notes, due in 2007, issued by a subsidiary, for a total consideration of $192 million. Finally, the Company completed an additional financing of US$100 million 7.25% senior notes, maturing in 2013, at a price of 104.50%, for an effective interest rate of 6.61%. The proceeds of this transaction have been used to reduce indebtedness under the revolving credit facility of the Company. Costs associated with these transactions totalled $24.6 million and are amortized over the term of the debt.

On May 28, 2003, Norampac, a joint venture of the Company, completed a series of transactions to refinance all of its existing credit facilities. Norampac secured a new five-year revolving credit facility of CAN$350 million. Its obligations under this new revolving credit facility are secured by all inventory and receivables of Norampac and its North American subsidiaries, and by the property, plant and equipment of two of its mills and three of its converting plants. In addition, Norampac issued new senior unsecured notes for an aggregate amount of US$250 million. These notes bear a 6.75% coupon and will mature in 2013. The net proceeds of these two transactions were used to repay the existing credit facilities and to redeem both of its US$150 million 9.50% and CAN$100 million 9.375% senior notes, due in 2008.

In 2003, the Company purchased the remaining 2,011,337 Class A preferred shares of a subsidiary for a consideration of $51 million.

During the year ended December 31, 2003, the Company repurchased 275,000 of its common shares for approximately $4 million on the open market, in accordance with its normal course issuer bid. In addition, the Company redeemed 4,300,000 class B preferred shares of a subsidiary, which were convertible into common shares of the Company, for an aggregate redemption amount of $16 million.

Considering these transactions and the dividends paid during the year ended December 31, 2003 in the amount of $14 million, financing activities generated $18 million of liquidity during the year.

Consolidated financial position as at December 31, 2003

The Company’s working capital stood at $508 million as at December 31, 2003, at a ratio of 1.99:1. At the end of 2002, the working capital stood at $386 million at a ratio of 1.61:1. The Company’s refinancing, which substituted a portion of short-term debt with longer maturity terms, explains the improvement in the working capital ratio.

Management’s Discussion and Analysis of Financial Position and Operating Results

Long-term debt, including the current portion, remained stable at $1.1 billion at the end of 2003 and 2002. The Company had $329 million available under its new $500-million revolving credit facility at the end of the year. The Company’s share of its joint ventures’ available liquidity was $181 million as at December 31, 2003.

Despite net earnings generated during 2003, shareholders’ equity declined by $9 million to $1.1 billion, or $12.93 per share, due to the decrease of the cumulative translation adjustments resulting from a weaker U.S. dollar. The net funded debt to total capitalization ratio decreased from 46.8% as at December 31, 2002 to 45.5% as at December 31, 2003.

The Company’s future debt service requirements will consist primarily of interest expense on its outstanding debt. The Company will have limited amortization requirements to service its debt that has not been refinanced. The Company believes that these refinancings, completed in 2003, have resulted in a simpler capital structure, as it extended the maturities of the debt, and provided improved liquidity and flexibility to meet future capital requirements.

The liquidity available under the credit facilities of the Company and its joint ventures, along with the cash flow generated by the operating activities, will provide the Company sufficient funds to meet its financial commitments and capital expenditure program, which has been budgeted to approximately $100 million for 2004. This budgeted amount may be revised during the course of 2004, depending on the cash flow generated by operations.

Capital stock information

As at December 31, 2003, the capital stock issued and outstanding consisted of 81,731,387 common shares (81,826,272 as at December 31, 2002). As at December 31, 2003, 1,494,942 stock options were issued and outstanding.

Contractual obligations and other commitments

The Company’s principal contractual obligations and commercial commitments relate to outstanding debt, limited amortization requirements under existing credit lines that were not refinanced, operating leases, capital leases and purchase obligations for its normal business operations. The following table summarizes these obligations as at December 31, 2003:

	Payment due by period (in millions of dollars)
Contractual obligations	Total	Year 2004	Years 2005 and 2006	Years 2007 and 2008	Thereafter
Long-term debt	1,097	11	15	190	881
Capital lease	14	8	4	2	—
Operating lease	164	35	56	37	36
Purchase obligations	219	112	72	19	16
Total contractual obligations	1,494	166	147	248	933

Transactions with related parties

The Company has also entered into various agreements with its joint ventures, significantly influenced companies and entities controlled by one or more directors for the supply of raw materials, including recycled paper, virgin pulp and energy, supply of unconverted and converted products, sale and lease of equipment and other agreements in the normal course of business. The aggregate amount of sales from the Company to its joint ventures and other affiliates was $96 million and $100 million for 2002 and 2003, respectively. The aggregate amount of sales from the joint ventures and other affiliates to the Company was $61 million and $67 million for 2002 and 2003, respectively. The aggregate amount of sales from entities controlled by one or more of our directors to us was $5 million and $7 million for 2002 and 2003, respectively.

Off-balance sheet arrangements

In the normal course of business, the Company finances certain of its activities off-balance sheet through leases. On an ongoing basis, we enter into operating leases for buildings and equipment. Minimum future rental payments under these operating leases, determined as at December 31, 2003, are included in the contractual obligations table above.

Management’s Discussion and Analysis of Financial Position and Operating Results

Critical accounting policies

Some of the Company’s accounting policies require significant estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.

Valuation of identifiable intangible assets and goodwill  Business acquisitions are accounted for under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets, based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. While an expert may be retained to assist the Company with these matters, these types of determinations involve considerable judgment and often involve the use of estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations affect the amount of amortization expense recognized in future periods. The Company reviews the carrying values of all identifiable intangible assets and goodwill when certain conditions arise to determine whether any impairment has occurred.

Effective January 1, 2002, the Company adopted the provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062, “Goodwill and Other Intangible Assets.’’ Accordingly, identifiable intangible assets with indefinite useful lives and goodwill are now tested by comparing carrying amounts to their fair values at least annually or when the conditions referred to above arise. The determination of fair value involves significant management judgment. Impairments in the carrying amounts of identifiable intangible assets with indefinite lives and goodwill are required to be expensed. Because the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair value, our future results could be affected if our current estimates of future performance and fair value change.

Income taxes  The Company is required to estimate the income taxes in each of the jurisdictions in which it operates. This includes estimating a value for existing net operating losses based on the Company’s assessment of its ability to utilize them against future taxable income before they expire. If the Company’s assessment of its ability to use the net operating losses proves inaccurate in the future, this would increase or decrease the income tax expense, and consequently affect the Company’s net earnings in the relevant year.

Stock-based compensation  Stock options granted to employees after January 1, 2002 are accounted for under the fair value method, which consists of recording expenses to earnings when stock options are issued. The fair value of stock options is calculated with a financial model involving the use of various assumptions, such as the risk-free interest rate, the expected volatility of the underlying stock, the expected life of the stock options and the expected dividend yield. The Company uses the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option-pricing models require the input of highly subjective assumptions, including the expected price volatility. The Company uses expected volatility rates, which are based on historical volatility rates trended into future years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore could have an impact on the net earnings.

Pension and post-retirement benefit costs  Pension and post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by the Company to actuaries, including discount rates, expected returns on plan assets, rates of compensation increases and medical cost inflation. In selecting the rates and returns, the Company is required to consider current market conditions, including changes in interest rates. Material changes in pension and post-retirement benefit costs may occur in the future, resulting from fluctuations in headcount, in addition to changes in the assumptions.

Management’s Discussion and Analysis of Financial Position and Operating Results

Environmental cleanup costs  The Company expenses environmental expenditures related to existing conditions caused by past or current operations and from which no future benefit is discernible. The Company’s estimated environmental remediation costs are based upon an evaluation of currently available facts with respect to each individual site, including the results of environmental studies and testing, and considering existing technology, applicable laws and regulations, and prior experience in remediation of contaminated sites. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Company determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. The contingencies take into account the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. Actual costs to be incurred in future periods at the identified sites may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. Future information and developments may require the Company to reassess the expected impact of these environmental matters.

Collectibility of accounts receivable  In order to record its accounts receivable at their net realizable value, the Company must assess their collectibility. A considerable amount of judgment is required in order to make this assessment, including a review of the aging of its receivables and the current creditworthiness of each customer. The Company has recorded allowances for receivables that it feels are uncollectible. However, if the financial condition of the Company’s customers were to deteriorate, their ability to make required payments may become further impaired, and increases in these allowances would be required.

Impairment of tangible assets  The Company assesses the value of its tangible assets when events or changes in circumstances indicate that a permanent impairment could exist. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the asset as of the assessment date. Estimates of future cash flows and fair values require judgment and may change.

Introduction of new accounting policies in 2003

Guarantees On January 1, 2003, the Company adopted the new guideline of the Canadian Institute of Chartered Accountants regarding the disclosure of guarantees. Under this new guideline, entities are required to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, maximum potential future payments under the guarantee, and the carrying amount of the related liability and information about recourse or collateral.

Long-lived assets and discontinued operations  The Company adopted the new guideline of the Canadian Institute of Chartered Accountants regarding the disposal of long-lived assets and discontinued operations, which applies to disposal activities initiated on or after May 1, 2003. This new section sets standards for recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also sets standards for the presentation and disclosure of discontinued operations.

New accounting policies not yet adopted

Hedging relationships In November 2001, the CICA issued Accounting Guideline AcG-13, “Hedging Relationships.” Subsequently, the AcSB postponed the application of AcG-13 to fiscal years beginning on or after July 1, 2003. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under the new guideline, the Company is required to document its hedging relationships and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. Otherwise, the derivative instruments will need to be marked to market in the current year’s income statement. On January 1, 2004, the Company adopted the recommendations of AcG-13 (refer to note 2 (f ) of the consolidated financial statements).

Management’s Discussion and Analysis of Financial Position and Operating Results

Asset retirement obligations  In March 2003, the CICA issued Section 3110, “Asset Retirement Obligations,” which will be implemented by the Company on January 1, 2004. This standard requires that the fair value of a liability for an asset-retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The application of this standard will not have any significant impact on the financial position or results of operation of the Company.

Variable interest entities  In June 2003, the CICA issued Accounting Guideline AcG-15, “Consolidation of variable interest entities.” The new guideline requires companies to identify variable interest entities in which they have an interest to determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. A variable interest entity is defined as an entity in which the equity is not sufficient to permit that entity to finance its activities without external support, or the equity investors lack either voting control, and the obligation to absorb future losses, or the right to receive future returns. Recently, the CICA announced the deferral of the effective date of AcG-15. Previously, AcG-15 was to be effective for interim and annual periods starting on or after January 1, 2004. It is now effective for interim and annual periods beginning on or after November 1, 2004. Early adoption is still permitted. The application of this standard will not have any impact on the financial position or results of operations of the Company.

Generally accepted accounting principles  In July 2003, the CICA issued Section 1100, “Generally Accepted Accounting Principles,” and Section 1400, “General Standards for Financial Statement Presentation,” which are effective for fiscal years beginning on or after October 1, 2003. Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. As a result, the cost of delivery, which had been subtracted from sales in accordance with industry practice, will no longer be subtracted from sales, but rather will be included in cost of goods sold.

Environmental issues

The Company is subject to environmental laws and regulations imposed by the various governmental and regulatory authorities in all the countries where it operates. The Company is also subject to the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, as well as other applicable legislation in the United States, Canada and Europe that holds companies accountable for the investigation and remediation of hazardous substances.

The Company is in compliance with all applicable environmental legislation or regulations. However, ongoing capital and operating expenses are expected to be incurred to achieve and maintain compliance with applicable environmental requirements.

Quantitative and qualitative disclosures regarding market risk

The Company is exposed to certain market risks as part of its ongoing business operations, including risks from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact the Company’s financial condition, results of operations and cash flows. The Company manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. The Company uses these derivative financial instruments as risk management tools and not for speculative investment purposes.

The following chart provides a quantitative illustration of the impact on the Company’s annual operating income from possible changes in the prices of its principal products, the cost of raw materials and energy, and the exchange rate of the U.S. dollar. This is based on 2003 shipments, as adjusted for an expected increase in shipments as a result of recent acquisitions, assuming for each price change that all other variables remain constant. To reduce the Company’s vulnerability to selling price fluctuations, some of our operations have implemented risk management programs. The Company uses financial hedges on the selling prices of certain finished products or on the purchase cost of certain raw materials to cover part of the risk related to price fluctuations. Also, from time to time, the Company negotiates term contracts to protect itself against increases in energy prices, including natural gas, for periods of up to 24 months. In addition, by selling marketable pulp in the open market, the Company is able to limit its vulnerability to price fluctuations for this raw material.

Management’s Discussion and Analysis of Financial Position and Operating Results

Operating income sensitivity

(in millions of dollars)	Operating income impact
5% increase in the selling prices of the Company’s primary mills	93
25% increase in the cost of recycled paper	(48)
5% increase in the cost of commercial pulp	(8)
US$0.10/mmbtu increase in the cost of natural gas	(2)
US$0.01/CAN$1.00 increase in the US$ on the Company’s export sales net of US$ purchases	(5)

(a) For purposes of this analysis, we have assumed an exchange rate of US$0.75 to CAN$1.00.

(b) This table does not take into account any risk management programs that the Company could put into effect at any given moment.

Interest rate risk  The Company’s principal interest rate risks relate to outstanding debt obligations. As of December 31, 2003, approximately 18% of its long-term debt accrued interest at floating rates. A 1% change in the interest rates applicable to its actual variable-rate debt would have a $1.9 million effect on interest expense.

Foreign currency risk  The Company is exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of our foreign subsidiaries, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. A significant portion of the Company’s debt is denominated in foreign currencies and so is exposed to foreign currency risks related to interest on this debt and its repayment. The Company is also exposed to exchange rate risks when its sales are in foreign currencies and its costs are not. Fluctuations in exchange rates may adversely affect its ability to compete with non-local producers, as well as to export its products. The Company’s objective is to minimize its exposure to these risks through its normal operating activities and, where appropriate, through foreign currency forward contracts. Our policy is to negotiate forward exchange contracts that can cover up to 50% of the net exposure to currency fluctuations for periods of 12 to 18 months. In 2003, approximately 24% of the Company’s total sales from its Canadian operations were made in the United States.

Some of the Company’s Canadian subsidiaries and joint ventures have entered into contracts to sell forward U.S. dollars in exchange for Canadian dollars. As of December 31, 2003, these subsidiaries and joint ventures held forward exchange contracts with a notional amount of approximately $130 million, maturing from January 2004 to June 2005, at a weighted average exchange rate of $1.3732 to US$1.00. The fair value of these instruments represented an unrealized gain of $6.8 million as at December 31, 2003. The European subsidiaries have also entered into forward exchange contracts, maturing in December 2004, to hedge currency risks resulting from sales and purchases in European currencies and U.S. and Canadian dollars. The fair value of these instruments represented an unrealized gain of $0.1 million as at December 31, 2003, on a notional amount of approximately $20 million.

Credit risks  The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, the Company’s credit policies include an analysis of the financial position of its customers and a regular review of their credit limits. The Company believes there is no particular concentration of credit risks, due to the geographic diversity of its customers and its procedures for the management of commercial risks. Derivative financial instruments include an element of credit risk, should the counterparty be unable to meet its obligations. The Company reduces this risk by dealing with creditworthy financial institutions.

Price risk  The Company has also entered into cash-settled swap contracts with counterparties, maturing from 2004 to 2007, under which the Company sets the price on notional quantities of sorted office papers, old corrugated containers, bleached softwood kraft pulp, electricity, natural gas, 42-lb. kraft linerboard and 26-lb. semichemical corrugating medium. Gains and losses arising from these contracts as at December 31, 2003 represented a net unrealized gain of $4.7 million.

Management’s Discussion and Analysis of Financial Position and Operating Results

Outlook for 2004

The Company anticipates the coming year to be challenging, as we expect to be faced with a difficult business environment in North America and abroad. The current fragile economic environment will, as in 2003, continue to impact the markets, and only a general economic recovery will help the Company implement sustainable price increases.

After experiencing, over the course of the last few years, sustained growth in most of its operating sectors, the Company sees the upcoming year as a year of consolidation. As an opportunistic acquirer of assets, the Company will continue to monitor good acquisition opportunities and it may temporarily increase its indebtedness ratio to make such acquisitions, as long as the Company expects the acquisitions to have a positive impact on earnings and cash flow over a relatively short period. The Company’s long-term stated objective, however, is still to keep its net funded debt to total capitalization ratio under 50%.

The Boxboard Group will continue to implement its cost reduction programs while focussing on customer service and improving quality. Further consolidation in the North American boxboard market is expected in 2004.

Throughout 2004, the Containerboard Group should continue to curtail its production levels to meet customer demand. The Group will continue to seek acquisition opportunities, mostly for converting assets, in the south or midwest of the United States. The Containerboard Group may feel the impact of increased prices of OCC, an important commodity used by recycled paper mills. However, any uptrend in OCC prices will likely be matched by subsequent selling price increases. At the end of the year, this group had an excellent physical hedge against any sharp OCC price increases through above-average physical inventories.

The Specialty Products Group will further explore acquisition opportunities in the paper recovery sector, and continue its strategic plan of reducing its dependence on commodity markets.

The Tissue Group will continue to integrate the assets acquired in recent years and further decrease its production costs. The intent is to progressively start up the newly installed converting lines to respond to market demand.

The Fine Papers Group will continue to operate in a low pricing environment for both coated and uncoated papers, driven mostly by Asian and European imports. Its distribution business, which accounts for more than 50% of the group’s net sales, will continue to focus on its product diversification strategy, maintaining its tight inventory control while expanding its product offering with non-paper supplies.

The Company expects recycled fibre prices to remain quite volatile in 2004. Recent shutdowns of recycled-based capacity in North America have reduced the local demand for waste papers, but imports from new capacity coming on line in Asia may contribute to North American price increases. Whether the Company actually sees an increase in waste paper prices will depend on a number of factors, such as overseas transportation costs, changes in the U.S. dollar exchange rate, and the level of recovery rates in different countries, which tend to be price-sensitive. The Company feels that the historical correlation between the price of waste paper and those of the associated finished goods will hold, and both should continue to move in tandem, thus mitigating the impact on its profitability margins.

Quarterly results

(in millions of dollars, except amounts per share) (unaudited)	2003					2002
	March 31	June 30	Sept. 30	Dec. 31	Total	March 31	June 30	Sept. 30	Dec. 31	Total
Net sales	840	813	792	782	3,227	801	857	874	843	3,375
OIBD	71	64	66	49	250	105	109	110	100	424
Operating income	35	29	31	10	105	71	75	74	65	285
Net earnings	16	29	4	6	55	55	40	34	40	169
basic per share	$0.19	$0.36	$0.04	$0.07	$0.66	$0.67	$0.50	$0.41	$0.49	$2.07
diluted per share	$0.19	$0.36	$0.04	$0.07	$0.66	$0.67	$0.49	$0.40	$0.49	$2.05

Management’s Discussion and Analysis of Financial Position and Operating Results

Comments on the results of the fourth quarter of 2003

During the fourth quarter of 2003, difficult economic conditions combined with price and volume decreases experienced in most of the operating sectors, largely reflecting difficult market conditions in North America and Europe, led to the lowest quarterly operating income of the year. The devaluation of the U.S. dollar continued to impact the Company’s profitability margins. On October 1, 2003, the Company increased its participation in Dopaco, Inc., proportionately consolidating their results as of that date.

Supplemental information on non-GAAP measures

Operating income before depreciation and amortization is not a measure of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization does not represent, and should not be used, as a substitute for, net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization may differ from that of other companies.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below to operating income before depreciation and amortization:

For the years ended December 31	2003	2002	2001
Net earnings	55	169	109
Share of results attributed to non-controlling interests	—	1	—
Share of earnings of significantly influenced companies	3	(22)	(3)
Provision for income taxes	14	61	49
Unusual losses (gains)	22	4	(7)
Foreign exchange loss (gain) on long-term debt	(72)	—	14
Interest expense	83	72	86

Operating income	105	285	248
Depreciation and amortization	145	139	132

Operating income before depreciation and amortization	250	424	380

Additional information

Additional information relating to the Company, including the AIF, is available on SEDAR at www.sedar.com.